March, 2010

CONSENT OF ENGINEER

Reference is made to the Annual Information Form to be included in the Annual Report on Form 40-F (collectively, the “40-F”) of Nevsun Resources Ltd. to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

AMEC Americas Limited hereby consents to the references to its name in the 40-F as having prepared the report titled “Feasibility Study Report, Bisha Project,” dated October 2006, and the use of the report in the 40-F.

On behalf of AMEC Americas Limited

“Signed”

____________________
Name: Kris Homer, P. Eng.
Title:    VP Operations, North America

  AMEC